Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – JANUARY 10, 2006

BAYTEX ENERGY TRUST ANNOUNCES DISTRIBUTION INCREASE,
ASSET DISPOSITION AND 2006 GUIDANCE UPDATE

Increase in Cash Distributions

Baytex Energy Trust (TSX-BTE.UN) of Calgary, Alberta is pleased to announce that its Board of Directors has approved a 20% increase in its monthly distributions to unitholders from $0.15 per unit to $0.18 per unit.  This increase will apply to the distributions in respect of January 2006 operations, which is scheduled to be paid on February 15, 2006 to unitholders of record on January 31, 2006.  The ex-distribution date is January 27, 2006.

The increase in cash distributions reflects Baytex’s strong operating performance and sound financial position, as well as the outlook for a continued favourable commodity price environment.  The $0.18 per unit monthly distributions, based on current outstanding trust units and DRIP participation rate, should result in a payout ratio below 50% of cash flow from operations.  This conservative and prudent distribution practice allows Baytex to use the balance of its cash flow to fully fund its 2006 exploration and development capital budget and retain a sizeable surplus that can be deployed on a discretionary basis to further enhance unitholder value.

Disposition of SAGD Assets

Baytex is also pleased to announce that it has completed a disposition of certain heavy oil assets for net proceeds of $45.3 million at the end of December 2005.  The disposed assets were the recently acquired SAGD (steam assisted gravity drainage) assets in the Celtic area of Saskatchewan.  These assets had been budgeted by Baytex to produce an average of 1,900 bbl/d of heavy oil for 2006 and were estimated by Baytex to have 1.8 million barrels of proved reserves and 2.1 million barrels of proved plus probable reserves as at year-end 2005.

Production utilizing SAGD technology generally requires the consumption of a significant amount of natural gas for steam generation purposes.  Under the current gas price environment, the operating netback of this production is substantially reduced.  During the fourth quarter of 2005, net operating income associated with the disposed properties was approximately $1.1 million.  The decision to acquire the Celtic assets in September 2005 was based on exploiting the multi-year inventory of primary (cold) production opportunities, which are unaffected by this disposition.  Primary production from the Celtic properties has increased to a current level of 2,700 boe/d from 1,750 boe/d at the time of acquisition.  Baytex plans to grow the Celtic primary production to approximately 4,300 boe/d by year-end 2006.

Baytex believes that there are opportunities within its heavy oil property portfolio that may be amenable to thermal recovery.  Baytex has, therefore, retained the engineering staff that was engaged with the SAGD assets in order to evaluate the applicability of this technology on other Baytex properties.

The net proceeds from disposition of $45.3 million were applied to reduce bank borrowings.  Subsequent to the closing of this transaction, total debt as at December 31, 2005 is estimated to be $423 million and consists of:

$Million
Subordinated notes due July 2010 (US$180 million)	210
6.5% Convertible debentures (conversion price @ $14.75)	74
Bank loan (total facilities @ $250 million)	124
Working capital deficiency	15

Estimated total debt as at December 31, 2005	423

2006 Guidance Update

The Board of Directors of Baytex has approved an exploration and development capital budget of $105 million for 2006, with 60% of it allocated to heavy oil operations including the drilling of 90 wells and the remainder to conventional oil and gas operations including the drilling of 37 wells. Approximately 40% of this budget is expected to be incurred in the first quarter.  Commensurate with this capital program, and after giving effect to the asset disposition, average production for the year is projected to be 35,000 boe/d comprised of 21,000 bbl/d of heavy oil, 3,800 bbl/d of light oil and NGL and 61.2 mmcf/d of natural gas.  Based on these production levels, cash flow from operations and its applications are projected as follows:

	Budget Case		Current Strip
WTI Oil (US$/bbl)	US$	55.00	US$	65.70
AECO Gas (C$/mcf)	C$	10.00	C$	9.50
Foreign Exchange (C$/US$)	0.84		0.86
Heavy Oil Differentials (% of WTI) - excluding Frontier contract	35%		35%

Cash Flow from Operations	$285 million		$330 million

Applications of cash flow ($million)
Distributions @ $0.18/unit/month net of DRIP	140		140
Capital program	105		105
Discretionary surplus	40		85
	285		330

The projected cash flow surplus could be utilized for debt repayment, expansion of the exploration and development capital budget and/or asset acquisitions. Baytex’s strong operating performance, sound financial position and quality asset base will provide excellent flexibility for the execution of its business plan in 2006.

Forward-Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Specifically, this press release contains forward-looking statements relating to Management’s approach to operations and Baytex’s production, cash flow, debt levels and cash distribution practices.  The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.  Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors.  Such factors include, but are not limited to:  general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; the ability to produce and transport crude oil and natural gas to markets; the result of exploration and development drilling and related activities; fluctuation in foreign currency exchange rates; the imprecision of reserve estimates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; change in environmental and other regulations; risks associated with oil and gas operations; the weather in  Baytex’s areas of operations; and other factors, many of which are beyond the control of Baytex.  There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Kathy Robertson, Investor Relations	Telephone: (403) 538-3645

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca